Cott Corporation 5519 W. Idlewild Avenue Tampa, Florida 33634 Toll Free: 888-268-8872 Tel: 813-313-1800 Fax: 813-881-1914

June 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Reynolds

Re: Cott Beverages Inc.

Registration Statement on Form S-4

Filed May 13, 2015

File No. 333-204130

Dear Mr. Reynolds:

We have reviewed the letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 8, 2015, with respect to the above-referenced Form Registration Statement on Form S-4. For your convenience, your comment has been reproduced in italics below, together with our response.

Indenture, dated as of June 24, 2014 (incorporated by reference to Exhibit 4.1 to Form 8-K filed June 25, 2014)

1.	Please clarify how Section 10.2(b) of the June 24, 2014 Indenture is consistent with Rule 3-10 of Regulation S-X. Please clarify how the parent’s guarantee is full and unconditional in light of this release provision.

The Staff s comment is noted. The presentation by Cott Corporation (the “Company”) of financial information of its 100%-owned guarantor and non-guarantor subsidiaries of the 5.375% Senior Notes due 2022 (the “Notes”) issued by the Company’s 100%-owned subsidiary, Cott Beverages Inc. (the “Issuer”), is based on paragraph (d) of Rule 3-10 of Regulation S-X. Paragraph (d) of Rule 3-10 of Regulation S-X provides that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the parent company annual report or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if the elements of paragraph (d) are satisfied. Such elements are set forth below, followed by the Company’s analysis and explanation of compliance with paragraph (d) of Rule 3-10 of Regulation S-X. Because the requirements of Rule 3-10 of Regulation S-X have been satisfied, the Company believes that its reliance on Rule 3-10 of Regulation S-X and the disclosure accompanying the presentation are appropriate.

(1) The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor.

The Notes are guaranteed by the Company and each of the subsidiaries of the Company listed on Schedule A of the Registration Statement on Form S-4 for the Notes (together, the “Subsidiary Guarantors”). The Issuer and each of the Subsidiary Guarantors are 100% owned by the Company.

(2) The guarantees are full and unconditional.

The Company believes that the guarantees issued under the indenture governing the Notes, which is filed as Exhibit 4.1 to the Company’s Form 8-K filed on June 25, 2014 (the “Indenture”) are “full and unconditional” for purposes of paragraph (d) of Rule 3-10 of Regulation S-X. Rule 3-10(h) of Regulation S-X provides that “a guarantee is full and unconditional if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantee for payment of all amounts due and payable.” Section 10.1 of each Indenture provides for the unconditional guarantee of the obligations under the Notes, and further provides that each guarantee is a guarantee of payment and not a guarantee of collection.

Although the guarantees may be released under certain limited circumstances, the releases are customary and do not affect the full and unconditional nature of the guarantees. Section 10.2(b) of the Indenture provides that a guarantee will be released (capitalized terms used below have the meanings assigned to them in the Indenture):

(1) upon a sale or other disposition (including by way of consolidation or merger) of the Capital Stock of such Guarantor (after which such Guarantor is no longer a Restricted Subsidiary) or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture;

(2) upon the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3) upon defeasance or discharge of the Notes pursuant to Article VIII or Article XI;

(4) to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of clause (i) of the definition of “Immaterial Subsidiary,” upon the release of the guarantee referred to in such clause; or

(5) to the extent such Guarantor is also a guarantor or borrower under the Credit Agreement and, at the time of release of its Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Credit Agreement, (y) does not Guarantee any Indebtedness of the Company or any of the other Guarantors, and (z) there is no Indebtedness outstanding that was Incurred by such Guarantor under Section 3.2(a) in its status as a Guarantor.

Section 2510.5 of the Division of Corporate Finance Financial Reporting Manual (the “FRM”) provides that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on Rule 3-10 of Regulation S-X so long as the other requirements of Rule 3-10 of Regulation S-X are met. The release provisions in the Indentures set forth above are consistent with the customary release circumstances described in Section 2510.5 of the FRM. Therefore, the Company believes that this prong of the test is satisfied.

(3) The guarantees are joint and several.

The Company believes that the guarantees issued under the Indentures are “joint and several” for purposes of Rule 3-10 of Regulation S-X. Section 10.1 of each Indenture provides that each of the Company and the Subsidiary Guarantors “hereby . . . jointly and severally guarantees” to the holders of the Notes the prompt payment of the obligations under the Notes.

(4) The parent company’s financial statements are filed for the periods specified by §§210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for (i) The parent company; (ii) The subsidiary issuer; (iii) The guarantor subsidiaries of the parent company on a combined basis; (iv) Any other subsidiaries of the parent company on a combined basis; (v) Consolidating adjustments; and (vi) The total consolidated amounts.

The Company has filed financial statements for the periods specified by §§210.3-01 and 210.3-02, and Footnote (24) of the Consolidated Financial Statements for the year ended January 3, 2015, included on a Form 8-K filed by the Company on May 11, 2015, and Footnote (18) of the Consolidated Financial Statements, included in the Form 10-Q for the quarter ended April 4, 2015, filed by the Company on May 14, 2015, and include condensed consolidating financial information for the same periods with a separate column for (i) the Company; (ii) the Issuer; (iii) the Subsidiary Guarantors on a combined basis; (iv) the subsidiaries of the Company, other than the Subsidiary Guarantors; (v) consolidating adjustments; and (vi) the total consolidated amounts.

* * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary